SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 09, 2010

Date, Time and Place: November 09, 2010, at 06:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, SP (“Company”). Attendance: All the members of the Board of Directors of the Company. Chairmanship of the Meeting: Chairman: Mr. Constantino de Oliveira Júnior, Secretary: Mr. Henrique Constantino; Call Notice: Waived, due to the attendance of all the members of the Board of Directors. Agenda: To pass a resolution about the following matters: (a) presentation of the Company’s Committees; (b) approval of the Financial Statements of the Company for the third quarter of 2010; (c) presentation to be done by the new Technical Vice-President; and (d) confirmation of the increase of the capital stock of the Company, as a result of the exercise of the stock purchase option, pursuant to the Stock Purchase Option Plan of the Company, approved on December 09, 2004, as amended (“Option Plan””). Resolutions made: After the necessary explanations were provided, and after detailed examination of the Financial Statements and other documents referring to the matters of the agenda, and considering the recommendation of the Audit Committee, the following resolutions were approved by unanimous vote: (a) the presentations of the Company’s Committees: People Management and Corporate Governance Committee, Financial and Risk Policies and Audit Committee, which presented the activities carried out up to now, as well as the projects to be implemented and finalized until the end of the fiscal year; (b) the Financial Statements of the Company, with the special review issued by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”), for the third quarter of 2010. Therefore, one copy of the Financial Statements, after having been approved and initialed by the Chairman and the Secretary of the Meeting, will be filed with the head-office and disclosed within the time required by law; (c) the presentation done by the new Technical Vice-President of the Company; and (d) confirmation of the increase of the capital stock of the Company, up to the limit of the authorized capital, in the amount of R$ 860,540.39, upon issuance of 77,243 preferred shares, all of them registered and with no face value, as a result of the exercise of the stock purchase option granted within the scope of the Options Plan. Consequently, the capital stock of the Company was increased to R$ 2,315,263,370.49, represented by 137,032,734 common shares and 133,282,386 preferred shares, all of them registered, with no face value. The shares now issued are identical to those already existing, and, under the terms of the Options Plan, will be entitled to the same rights conferred upon the other shares of the same kind, including receipt of dividends and interest on the own capital: (i) approval of the exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of the new preferred shares, in conformity with the provisions in Article 171, paragraph three, of the Corporate Law; and (ii) the total issuance price was fixed at R$ 860,540.39. Adjournment of the Meeting and Drawing-up of the Minutes: The chairman offered the floor to whom might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for these minutes to be drawn-up, which, upon the reopening of the meeting, were read, checked and signed by attendees. I hereby certify this present instrument is a free translation of the minutes drawn up in the Company’s records.

São Paulo, November 09, 2010.

__________________________                        ________________________

Constantino de Oliveira Jr.                                Henrique Constantino

Chairman                                                     Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 09, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.